

July 1, 2014

Via E-mail
Alan Meeker
Chief Executive Officer
Fuse Medical, Inc.
4770 Bryant Irvin Court, Suite 300
Fort Worth, TX 76107

     **Re: Fuse Medical, Inc.
          Current Reports on Form 8-K and Form 8-K/A
          Filed May 29, 2014 and May 30, 2014
          File No. 000-10093**

Dear Mr. Meeker:

We have reviewed your amended and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 6

Historical Company Information, page 6

1.   Please clarify your relationship with each of Fuse Medical V, LP and Fuse Medical VI, LP. We note your statement that both partnerships are 59% owned by Fuse yet you also state that they became wholly owned subsidiaries of Fuse immediately prior to the Merger. Clarify the role these partnerships perform in the operation of your business.

2.   Additionally, please revise to more clearly summarize the ownership structure of Fuse and the reorganization involving "Holders." Please also advise us of the number of membership interests and related Holders, as referenced in Section 1(e) of the merger agreement.

Overview, page 6

3.   Please provide a substantially expanded description of your business that describes
        clearly the material features of your business including, without limitation, the products
        and services you provide, your supply and distribution arrangements and your customer
        base. In this regard, as non-exclusive examples, it is unclear approximately how many
        types of product you distribute, if your operations rely significantly on one or more
        categories of product, and if your operations are mainly in Texas. It is also unclear what
        you mean by "leased representative networks."

4.   Your revised disclosure should clearly describe how you incur expenses and generate
        revenues. For example, it is unclear to what extent you receive payment from insurance
        companies, as referenced on page 22, or if you are paid by manufacturers or others for
        marketing third party products, as referenced in the last paragraph on page 13.

5.   Please describe all material regulations to which you are subject including applicable
        elements of the Patient Protection and Affordable Care Act and FDA regulations
        referenced in your risk factors. We may have further comment.

6.   Given the number of employees disclosed on page 8, please clarify how you maintain the
        operating facilities and product service lines referenced on page 20. We note, in this
        regard, the reference to independent contractors on page 7.

Product Distribution Channels and Customer Base, page 7

7.   Please provide support for your claims that you built a large nationwide network of
        specialists in select clinical specialties, many of whom are leaders in their field and that
        these specialists include heads of teaching hospitals, universities and clinical resident and
        fellowship programs at some of the most respected institutes in the nation.

Legal Proceedings, page 8

8.   Please revise to identify "Cutler's Client."

Management's Discussion and Analysis…, page 19

9.   We note the statement on page 19 that you "will" compete through the identified means.
        Please revise to identify the means through which you currently compete. For example, it
        is unclear if you currently have "technologically-advanced information systems
        platforms."

10.   We note the discussion in the first paragraph on page 22 regarding the initial high price
        and lower-than-expected reimbursement. Please revise to identify the "certain products"
        responsible for the decreased revenues.

Three Months Ended February 28, 2014 Compared to Three Months Ended February 28, 2013, page 22

Net Revenue, page 22

11.   You disclosed in the revenue recognition policy footnote that medical supply and product revenue is recognized upon delivery and acceptance by the customer. Please tell us your invoice payment terms, e.g., 30 days after delivery, 30 days after the customer has sold the product to the end user, etc.

12.   You disclose in this section that during the period from April to June 2014, you reduced your prices to reflect the reimbursable rates established by insurance companies. Tell us and revise to disclose what effect this change had on uncollected receivables for sales made by you prior to April 2014, e.g., was the price reduced retroactively, did you write off the increment between the new and old sales prices for sales made prior to April, etc.

13.   It appears to us that you should discuss the relationship between your sales prices and reimbursable insurance rates in the Critical Accounting Estimates section since your prices appear to be estimated upon and fluctuate based upon these rates even though you do not receive reimbursement directly from the insurance companies. Please also discuss the effect that changes in insurance rates have on your estimated revenue and how you account for differences between the initial amount of revenue recognized and the amount of receivables collected due to changes in the insurance reimbursable rates or coverage.

14.   Please clarify the extent to which the volume of your sales decreased and the extent to which the decrease in contract pricing affected your net revenues, both here and for the other periods presented.

Liquidity and Capital Resources, page 27

15.   We note your expansion plans in the third paragraph on page 26. Please provide a more detailed discussion of your proposed business plans, including each milestone needed to implement your business plans, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss in greater detail the impact a lack of funding may have upon the implementation of your business plans.

16.   Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plans. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your line of credit has been fully utilized and your net losses for the quarter ended February 28, 2014.

17.   Please revise here and where appropriate to clarify the relationship between you, the individual and the Holder of the money market account that serves as security for your line of credit.

Executive Officers and Directors, page 28

18.   Please clarify when Jonathan G. Brown served in each of the disclosed positions.

Certain Relationships and Related Transactions, page 35

19.   Your disclosure in this section appears to omit several related party transactions referenced elsewhere in your filing, such as the transactions referenced as Accounts payable – related parties on page F-2 and those referenced in Note 5 on page F-8 of Exhibit 99.1. Please revise to address all material related party transactions.

Item 3.02, page 38

20.   Please revise to identify the transactions and provide all information required by Item 701 of Regulation S-K. Please also advise us if the "member contributions" referenced on page 24 should be discussed in this section.

Exhibits, page 40

21.   Please file the instruments governing your loans to and from related parties as exhibits, or tell us the basis upon which you rely to not file such agreements. Also, file the agreement governing your line of credit, as amended, as an exhibit.

22.   Please file other material agreements. For example, we note the "distributorship agreement with a national orthopedic internal fixation manufacturer." We also note that the lease agreement for your Fort Worth headquarters is not filed as an exhibit.

23.   Please file complete exhibits. It appears, for example, that the merger agreement is missing exhibits and schedules.

Exhibit 99.2

Fuse Medical, LLC, Fuse Medical V, LP and Fuse Medical VI, LP Combined Financial Statements for the Fiscal Year Ended August 31, 2013

Note 2. Significant Accounting Policies, page F-7

Revenue Recognition and Deferred Revenue, page F-9

24.   Please expand your revenue recognition policy to discuss how you account for sales returns, rebates and other incentives.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Statements, page F-2
Pro Forma Combined Balance Sheet, page F-3

25.   In connection with the transition of Fuse Medical LLC from a non-taxable entity to a taxable entity, please reclassify the pro forma balance of accumulated deficit to additional paid-in capital. Please refer to SAB Topic 4.B.

Pro Forma Combined Statements of Operations, page F-4

26.   Please note that the premerger statements of operations of Fuse Medical LLC will become the registrant's historical statements of operations so the operating activity of the shell company should not carry forward to the pro forma balances. Please revise or tell us why no revision is required.

Form 10-K for the Fiscal Year Ended August 31, 2013

Item 9A. Controls and Procedures, page 12

27.   We note that you have not complied with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of August 31, 2013. Since you filed an annual report for the prior fiscal year, it appears you were required to report on this assessment of internal control over financial reporting. Please amend the Form 10-K to include the requisite management's report on internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Travis Leach, Esq.